Exhibit 99.6

FOUNTAIN II LIMITED

and

FANG HOLDINGS LIMITED

and

CHINA INDEX HOLDINGS LIMITED

SETTLEMENT DEED

TABLE OF CONTENTS

Page

1.	RECITALS	1

2.	Definitions and interpretation	2

3.	Effect of this DEED	2

4.	ADMISSION	3

5.	PAYMENT	3

6.	UNDERTAKINGS	4

7.	EVENTS OF DEFAULT AND ACCELERATION	4

8.	Confidentiality	6

9.	NO RIGHTS OF THIRD PARTIES	7

10.	GENERAL	7

Schedule 1 Repayment Schedule		9

SCHEDULE 2 FORM OF VALIDATION ORDER		10

THIS DEED is dated 09/22/2021

BETWEEN:

(1)	FOUNTAIN II LIMITED (formerly known as Haitong International New Energy III Limited), a business company incorporated with limited liability under the laws of the British Virgin Islands with registration number 1845413 whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“Fountain II”); and

(2)	FANG HOLDINGS LIMITED (formerly SouFun Holdings Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 136949 whose registered office is at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road (“Fang”); and

(3)	CHINA INDEX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 340560 whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (“CIH”),

(each a “Party” and together the “Parties”).

1.	RECITALS

1.1	Pursuant to a Note Transfer Agreement dated 18 December 2018 entered into by, among others, Fountain II and Stormy August Limited, a company incorporated under the laws of the British Virgin Islands (“Stormy”). Fountain II purchased from Stormy a Convertible Note issued by Fang in the principal amount of US$25,000,000 and dated 4 November 2015 (the “Note”).

1.2	Pursuant to a letter of guarantee dated 11 June 2019 from the CIH in favour of Fountain II, the CIH guaranteed to Fountain II and its successor and permitted assigns, the due and punctual payment of the principle and interest under the Note.

1.3	On 13 November 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (together the “Petitioners’) against Fang in cause matter FSD 278 OF 2020 (ASCJ). The winding-up petition proceedings (the “Proceedings”) remain ongoing as of the date of this Deed.

1.4	Pursuant to Article 2.4(j) of the Note, an event of default as defined under the Note occurred thirty days after the presentation of the winding-up petition, i.e. on 13 December 2020 (the “Event of Default”). Consequently, 100% of the outstanding principal of, and accrued and unpaid interest on, the Note automatically became due and payable on 13 December 2020 pursuant to Article 2.5(a) of the Note.

1.5	In accordance with Article 2.6 of the Note, interest on any Defaulted Amount (as defined in the Note) shall continue to accrue at an annual interest rate of 2.5% (the “Default Rate”), being the interest rate of 1.5% borne by the Note (the “Original Rate”) plus one percent.

1.6	Accordingly, the total amount that is due and payable by Fang pursuant to the Note comprises of (i) principal of US$25,000,000 (the “Principal”); (ii) interest in the sum of US$76,042 accrued between 30 September 2020 and 13 December 2020 at the Original Rate; and (iii) default interest on any accrued and unpaid interest and the outstanding balance of the Principal, which has been accruing at the Default Rate since 14 December 2020 until payment in full of all sums outstanding upon the Note is made (the “Note Indebtedness”).

1.7	Prior to the Event of Default occurring, Fang’s next scheduled interest payment was in the sum of US$187,500 on 31 March 2021, being the latest Interest Payment Date as defined under the Note (the “March Interest Payment Date”). Due to the Event of Default, the interest due on the Note at the March Interest Payment Date was US$261,806. As of the date of this Deed, a partial payment of outstanding interest in the amount of US$187,500 has been paid, and none of the outstanding Principal, has been paid to Fountain II.

1.8	Subject to the terms of this Deed as set out below, the Parties have agreed that there shall be a full and final settlement of Note Indebtedness pursuant to the terms of this Deed. The Parties wish to record those terms of settlement, on a binding basis, in this Deed.

IT IS AGREED AS FOLLOWS:

2.	Definitions and interpretation

2.1	Save where the context requires otherwise:

(a)	references to clauses, sub-clauses and schedules without further designation shall be construed as a reference to the clause, sub-clause and schedule of this Deed so numbered; and

(b)	the headings and schedules in this Deed are for convenience only and do not affect its interpretation.

3.	Effect of this DEED

3.1	Upon execution of this Deed by the Parties, this Deed shall immediately be fully and effectively binding on them.

3.2	CIH’s obligations under the Letter of Guarantee dated 11 June 2019 (the “Letter of Guarantee”) shall not be released, impaired, reduced or otherwise affected by the execution of this Deed and performance of the obligations herein, and shall continue to remain in full force and effect in accordance with the terms of the Letter of Guarantee. The parties hereto expressly agree and acknowledge that the second paragraph of the Letter of Guarantee shall be amended and replaced by the following:-

“In consideration of the foregoing, the Guarantor hereby guarantees to the Holder of the Convertible Note and its successors and permitted assign the due and punctual payment of the principal of, and interest on the Convertible Note (which, for the avoidance of doubt, includes any payments due under any subsequent settlement deed(s) that might be entered into by the Company, the Guarantor and the Holder), subject to certain terms and conditions as provided herein below.”

4.	ADMISSION

4.1	Each of the Parties hereby acknowledges and admits that the matters set out in the Recitals of this Deed are true and accurate.

4.2	Fang admits all its obligations and liabilities due to Fountain II under the Note, including but not limited to their obligations to pay the Note Indebtedness.

5.	PAYMENT

5.1	Subject to the following clauses in this Section, Fang and CIH shall each make instalment payments to Fountain II in accordance with the payment schedule set out in Schedule 1 Repayment Schedule) in full and final settlement of the Note Indebtedness. The instalment payments shall be paid by way of transfer of funds for same day value to the following bank account (the “Account”).

Account name:	Fountain II Limited

Bank name:	Hong Kong and Shanghai Banking Corporation Limited

Swift:	HSBCHKHH

Account number:	848-674818-201 (USD)

5.2	In the event that repayment is not made in full in accordance with Clauses 5.1, all of such payments as are outstanding at any such missed payment date shall be immediately due and payable, including interest on any outstanding Principal amounts and any overdue instalments of accrued and unpaid interest, calculated at the Default Rate from 14 December 2020, and all such accelerated amounts due shall continue to accrue interest at the Default Rate until payment.

6.	Costs

6.1	Subject to clause [6.2] below, each of the Parties hereto shall bear their own costs and expenses (including legal fees of the Cayman Islands and Hong Kong counsel) incurred and to be incurred in connection with and incidental to this Deed, the Proceedings and the Event of Default.

6.2	Fang and CIH agree to jointly and severally indemnify Fountain II for all costs and expenses (including legal expenses) incurred and to be incurred in connection with and incidental to this Deed, the Proceedings and the Event of Default upon the occurrence of any of the events specified under clause 8 of this Deed occurs. Fang and/or CIH shall pay to Fountain II by way of transfer of funds for same day value to the Account within 7 days of each date on which the amount of such costs and expenses is notified by Fountain II to Fang.

7.	UNDERTAKINGS

7.1	Fang undertakes to apply for a validation order from the Grand Court of the Cayman Islands (“Validation Order”), in the form substantively of the draft attached at SCHEDULE 2 FORM OF VALIDATION ORDER), within fourteen (14) days after the date of this Deed, for the purpose of validating the payments to be made by Fang to Fountain II under Clause 5.

7.2	Fang undertakes to obtain a Validation Order as soon as possible after the date of this Deed but in any event no later than 30 September 2021.

7.3	In the event that Fang grants any of its creditors or other holders of convertible notes that rank pari passu in right of payment of the Note (the “Creditors”) any right, interest, benefit, privilege or protection more favorable than those granted, and accruing, to Fountain II, Fang shall concurrently notify Fountain II of the same and grant, issue or provide the same right, interest, benefit, privilege or protection to Fountain II pari passu with the Creditors. Any changes or amendments to this Deed that are necessary in connection with such grant, issue and provision shall be subject to the prior written consent from Fountain II.

8.	EVENTS OF DEFAULT AND ACCELERATION

8.1	In the event that:

(a)	Fang or CIH does not pay on the due date any amount payable pursuant to this Deed (including but not limited to the payments in, Clauses 5.1, 5.2 and/or 6.1);

(b)	Fang or CIH fails (other than by failing to pay) to comply with any provision of this Deed;

(c)	if:

(i)	any Indebtedness is not paid when due or within any originally applicable grace period; or

(ii)	any Indebtedness becomes due, or capable or being declared due and payable prior to its stated maturity by reason of an event of default (howsoever described);

(iii)	any commitment for Indebtedness is cancelled or suspended by a creditor of Fang or CIH by reason of an event of default (howsoever described); or

(iv)	any creditor of Fang or CIH becomes entitled to declare any Indebtedness due and payable prior to its stated maturity by reason of an event of default (howsoever described).

(d)	Fang or CIH stops or suspends payment of any of its debts, or is unable to, or admits its inability to, pay its debts as they fall due;

(e)	the value of Fang or CIH’s assets is less than its liabilities (taking into account contingent and prospective liabilities);

(f)	a moratorium is declared in respect of any Indebtedness of Fang or CIH;

(g)	Fang fails to apply for a Validation Order within the timeline as stipulated in Clause 7.1 or obtain a Validation Order on or prior to 30 September 2021 or

(h)	any action, proceedings, procedure or step is taken for:

(i)	the suspension of payments, a moratorium of any Indebtedness, winding-up (whether voluntary or by the courts of the Cayman Islands or the British Virgin Islands or in any other courts), liquidation, dissolution, strike off, administration, reorganisation (by way of voluntary arrangement, creditors' arrangement, scheme of arrangement or otherwise), of Fang or CIH; or

(ii)	the composition, compromise, assignment or arrangement with any creditor; or

(iii)	the appointment of a provisional liquidator, liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of Fang or CIH or any of its assets; or

(iv)	the enforcement of any security over any assets of Fang or CIH;

(i)	Fang or CIH commences negotiations, or enters into any composition, compromise, assignment or arrangement, with one or more of its creditors with a view to rescheduling any of its Indebtedness (because of actual or anticipated financial difficulties);

(j)	any event occurs in relation to Fang or CIH similar to those in paragraph (i) above under the laws of any applicable jurisdiction;

(k)	a distress, attachment, execution, expropriation, sequestration or another analogous legal process is levied, enforced or sued out on, or against, Fang or CIH's assets;

(l)	any provision of this Deed is or becomes, for any reason, invalid, unlawful, unenforceable, terminated, disputed or ceases to be effective or to have full force and effect;

(m)	any event occurs (or circumstances exist) which, in the opinion of Fountain II. has or is likely to materially and adversely affect the Fang or CIH's ability to perform all or any of its obligations under, or otherwise comply with the terms of, this Deed, unless otherwise agreed in writing by the Parties, the all outstanding Indebtedness shall automatically be immediately due and payable by Fang to Fountain II in full without any action on the part of Fountain II.

8.2	If Fang and/or CIH fails to pay any amount payable by it under this Deed on its due date, interest shall accrue on the unpaid sum (or, as the case may be the balance thereof outstanding) from its due date up to the date of actual payment (both before and after judgment) at the Default Rate.

For the purpose of clause 8.1. Indebtedness means any indebtedness Fang or CIH owes as a result of:

(a)	borrowing or raising money (with or without security), including any premium and any capitalised interest on that money;

(b)	any bond, note, loan stock, debenture, commercial paper or similar instrument;

(c)	any acceptance credit facility or dematerialised equivalent, bill-discounting, note purchase or documentary credit facilities;

(d)	monies raised by selling, assigning or discounting receivables or other financial assets on terms that recourse may be had to Fang or CIH if those receivables or financial assets are not paid when due;

(e)	any deferred payment for assets or services acquired, other than trade credit that is given in the ordinary course of trading and which does not involve any deferred payment of any amount for more than 60 days;

(f)	any rental or hire charges under finance leases (whether for land, machinery, equipment or otherwise);

(g)	any counter-indemnity obligation in respect of any guarantee, bond, indemnity, standby letter of credit or other instrument issued by a third party in connection with Fang or CIH’s performance of contracts;

(h)	any other transaction that has the commercial effect of borrowing (including any forward sale or purchase agreement and any liabilities which are not shown as borrowed money on Fang or CIHr’s balance sheet because they are contingent, conditional or otherwise);

(i)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and when calculating the value of any derivative transaction, only the mark to market value shall be taken into account); and

(j)	any guarantee, counter-indemnity or other assurances against financial loss that Fang or CIH has given for any of the items referred to in paragraphs (a) to (i) of this definition incurred by any person, whether present or future, actual or contingent, sole or joint and any guarantee or indemnity of any of those obligations.

9.	Confidentiality

9.1	The terms of this Deed, and the substance of all negotiations in connection with it, are confidential to the Parties and their advisers, who shall not disclose them to, or otherwise communicate them to, any third party without the written consent of the other Party other than:

(a)	to the Parties’ respective direct and indirect shareholders, partners (whether general or limited) and managers and/or advisers to such shareholders, and their respective auditors, insurers and professional advisers on terms which preserve confidentiality;

(b)	pursuant to any legal or regulatory obligation to make such a disclosure, provided that the Party that is required to make such a disclosure shall provide the other Party with prompt written notice of that fact and shall consult with and provide the other Party the opportunity to review, comment upon and concur with the form and contents of the disclosure prior to issuance, and in any event, the Party that is required to make such a disclosure shall furnish only that portion of the information that is legally required;

(c)	for the purpose of facilitating the implementation and enforcement any of the terms of this Deed, including but not limited to coordinating with other third party creditors of Fang for the restructuring and enforcement of any its debts; or

(d)	for the purpose of the application for a Validation Order as required under Clause 7.1, provided that Fang is legally required to provide this Deed in evidence for such application, and that prior written approval is obtained from Fountain II.

9.2	Notwithstanding Clause 10.1, the Parties are entitled to confirm to any third party the fact of, but not the terms of the settlement between the Parties.

10.	NO RIGHTS OF THIRD PARTIES

10.1	The Parties agree that the terms of this Deed are not enforceable by any third party.

11.	GENERAL

11.1	Fang and CIH may not, without the prior written consent of Fountain II, assign any of its rights or transfer any of its rights or obligations under this Deed. With 30 days’ notice, Fountain II may assign any of its rights or transfer any of its rights or obligations under this Deed.

11.2	Each Party warrants and represents that the other Parties with respect to itself that:

(a)	It is duly formed under the laws of the jurisdiction of its formation;

(b)	It has the full right, power and authority to execute, deliver and perform this Deed, and has taken all necessary action to authorize its entry into and performance of this Deed, including any authorization, consents and approvals that are required; and

(c)	No terms or provisions of its constituting documents or the laws of the jurisdiction of its formation, or any agreements or instruments to which it is a party or by which it is bound are breached in the giving, execution and delivery of this Deed and the undertaking and performance of any obligation assumed by it herein.

11.3	If any provision or part-provision of this Deed is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Deed.

11.4	The Parties shall deliver or cause to be delivered such instruments and other documents at such times and places as are reasonably necessary or desirable, and shall take any other action reasonably requested by the other Party for the purpose of putting this Deed into effect.

11.5	This Deed may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

11.6	This Deed constitutes the entire understanding and agreement between the Parties in relation to the subject matter of this Deed and supersedes and extinguishes any previous correspondence, proposals, drafts, agreements, undertakings, representations, warranties, promises, statements, assurances, and arrangements of any nature whatsoever, whether or not made in writing, relating thereto.

11.7	No variation of this Deed shall be effective unless it is in writing and signed by the Parties.

11.8	No failure or delay, whether past, present or future, on the part of Fountain II to exercise any of its rights, remedies and powers under the Note or this Deed and/or by law, shall constitute any waiver thereof.

11.9	This Deed (including its subject matter and/or formation) shall be governed by and construed in all respects in accordance with the laws of the Cayman Islands.

11.10	The courts of the Cayman Islands shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed, including any question regarding its existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it.

Schedule 1 Repayment Schedule

Fang’s Repayment Schedule

Repayment date	Principal repayment (US$)	Interest payment (US$)
30 September 2021	6,250,000	93,750
31 December 2021	6,250,000	23,437.5

CIH’s Repayment Schedule

Repayment date	Principal repayment (US$)	Interest payment (US$)
30 September 2021	6,250,000	93,750
31 December 2021	6,250,000	23,437.5

SCHEDULE 2 FORM OF VALIDATION ORDER

EXECUTED and DELIVERED as a deed

For and on behalf of

FOUNTAIN II LIMITED

By:

/s/ Wang Zi Hao

Name: Wang Zi Hao

Title: Authorized Signatory

Signature page to Settlement Deed

EXECUTED and DELIVERED as a deed

For and on behalf of

FANG HOLDINGS LIMITED

By:

/s/ Vincent Mo

Vincent Mo

Director

Signature page to Settlement Deed

EXECUTED and DELIVERED as a deed

For and on behalf of

CHINA INDEX HOLDINGS LIMITED

By:

/s/ Vincent Mo

Vincent Mo

Director

Signature page to Settlement Deed